MADSEN & ASSOCIATES, CPA’s INC.                     684 East Vine St. #3
Certified Public Accountants and Business Consultants                               Salt Lake City, UT 84106
                       Telephone (801) 268-2632
                     Fax (801) 262-3978

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549

September 12, 2005

Dear Sirs:

Re: Dismissal as Auditor of United American Corporation.

We have reviewed Item 4.01 of the Company’s report on Form 8-K regarding our dismissal as auditor and are in agreement with the disclosures contained therein.

We have reviewed Item 4.02 and we agree with the disclosures therein, however, the statement that the company erred by failing to recognize the issuance of debenture bonds should be expanded to include that the Company also failed to inform the prior accountant of the debentures. We understand that the proceeds from the sale of the debentures was deposited in an account of another company and, therefore, we did not have access to the information we would need to determine the validity of the issuance of the debentures.

Also, with regard to the Company owning a subsidiary, our records show that there was a contract to purchase all the stock of 3894517 Canada, Inc., which we understood was not completed. The contract was replaced by an agreement dated December 3, 2004 to purchase equipment using the same consideration intended to purchase the stock of 3894517 Canada, Inc., therefore, we were not informed that the Company had acquired any other subsidiary.

Yours truly,

/s/ Madsen & Associates CPA’s Inc.